SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5 TO SCHEDULE 13D ON SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

INTERNATIONAL FLAVORS & FRAGRANCES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

459506101

(CUSIP Number)

February 1, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Winder Investment Pte Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 25,057,193 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 25,057,193 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,057,193 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0% (see item 4)
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Haldor Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 25,057,193 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 25,057,193 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,057,193 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0% (see item 4)
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Freemont Capital Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 25,057,193 shares
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 25,057,193 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,057,193 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0% (see item 4)
12.	TYPE OF REPORTING PERSON OO

Explanatory Note

This Amendment No. 5 to Schedule 13D on Schedule 13G (“Amendment No. 5”) is being filed jointly by Winder Investment Pte Ltd., Freemont Capital Pte, Ltd. and Haldor Foundation to update information previously furnished on a Schedule 13D originally filed with the Securities and Exchange Commission on September 27, 2018, and as amended by Amendment No. 1 to Schedule 13D on February 27, 2020, Amendment No. 2 to Schedule 13D on March 12, 2020, Amendment No. 3 to Schedule 13D on March 26, 2020 and Amendment No. 4 to Schedule 13D on April 16, 2020, with respect to the Reporting Persons’ (as defined below) beneficial ownership in the outstanding shares of common stock, par value $0.125 per share (“Common Stock”), of International Flavors & Fragrances Inc. (the “Issuer”). Amendment No. 5 is being filed by the Reporting Persons to report the reduction in the percentage of the Issuer’s Common Stock, that the Reporting Persons may be deemed to beneficially own.

On February 1, 2020, the Issuer announced that it had consummated the previously announced combination of the Issuer and the Nutrition & Biosciences business of DuPont de Nemours, Inc. pursuant to an Agreement and Plan of Merger dated as of December 15, 2019 (the “Merger Agreement”), by and among DuPont, Nutrition & Biosciences, Inc., a wholly owned subsidiary of DuPont (“N&B”), the Issuer, and Neptune Merger Sub I Inc., a wholly owned subsidiary of the Issuer (the “Transaction”). At the effective time of the Transaction, each issued and outstanding share of N&B common stock (except for treasury shares) was converted into the right to receive one share of Common Stock of the Issuer (or cash payment in lieu of fractional shares), based on the exchange ratio set forth in the Merger Agreement (the “Share Issuance”). Accordingly, at the effective time of the Transaction, the Issuer issued 141,740,461 shares of Common Stock pursuant to the Share Issuance (the “Newly Issued Shares”). As a result of the Shares Issuance, the Reporting Persons’ beneficial ownership in the Issuer’s Common Stock has decreased to approximately 10.0% of the Issuer’s outstanding Common Stock, as more fully described in Item 4 below.

SCHEDULE 13G

Item 1.
(a)	Name of Issuer:

International Flavors and Fragrances Inc.

(b)	Address of Issuer’s Principal Executive Offices:

521 West 57th Street

New York, N.Y. 10019-2960

Item 2.
(a)	Name of Person Filing:

Winder Investment Pte Ltd
Freemont Capital Pte. Ltd.
Haldor Foundation

(collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

Winder Investment Pte Ltd

#19-01A 6 Battery Road

Singapore 049909

Freemont Capital Pte. Ltd.

#19-01A 6 Battery Road

Singapore 049909

Haldor Foundation
Zollstrasse 16

P.O. Box 845

FL-9494 Schaan

Liechtenstein

(c)	Citizenship:

Winder Investment Pte Ltd - Singapore private company

Haldor Foundation – Liechtenstein foundation
Freemont Capital Pte. Ltd. – Singapore private company

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

459506101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:

The Reporting Persons are the beneficial owners of 24,130,000 shares of Common Stock and 2,958,500 6.00% Tangible Equity Units, including purchase contracts that can be settled in shares of Common Stock (at the discretion of the Reporting Persons) (the “Purchase Contracts”), which if voluntarily settled will, as of the date hereof, result in the issuance of 927,193 shares of Common Stock.

(b)	Percent of class:

The Reporting Persons may be deemed to own beneficially 10.0% of the Issuer’s Common Stock, which percentage is calculated based on 248,673,819 shares of Common Stock Outstanding as of February 1, 2021, as calculated by adding (i) 106,933,358, or the number of shares of Issuer stock outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, filed on November 9, 2020 and (ii) 141,740,461 of the Newly Issued Shares and (iii) 927,193 shares of Common Stock issuable as of the date hereof upon voluntary settlement of Purchase Contracts held by Winder.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 25,057,193 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 25,057,193 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14 a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021

Winder Investment Pte Ltd

By:	/s/ William Lexmond
Name:	William Lexmond
Title:	Director

By:	/s/ Iqbal Jumabhoy
Name:	Iqbal Jumabhoy
Title:	Director

Freemont Capital Pte Ltd

By:	/s/ William Lexmond
Name:	William Lexmond
Title:	Director

By:	/s/ Iqbal Jumabhoy
Name:	Iqbal Jumabhoy
Title:	Director

Haldor Foundation

By:	/s/ Peter Prast
Name:	Peter Prast
Title:	Board Member

By:	/s/ Ernst Walch
Name:	Ernst Walch
Title:	Board Member

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: February 5, 2021

Winder Investment Pte Ltd

By:	/s/ William Lexmond
Name:	William Lexmond
Title:	Director

By:	/s/ Iqbal Jumabhoy
Name:	Iqbal Jumabhoy
Title:	Director

Freemont Capital Pte Ltd

By:	/s/ William Lexmond
Name:	William Lexmond
Title:	Director

By:	/s/ Iqbal Jumabhoy
Name:	Iqbal Jumabhoy
Title:	Director

Haldor Foundation

By:	/s/ Peter Prast
Name:	Peter Prast
Title:	Board Member

By:	/s/ Ernst Walch
Name:	Ernst Walch
Title:	Board Member